77N EXHIBIT

DREYFUS BASIC MONEY MARKET FUND, INC. (the “Fund”) Registration No. 811-6604

On September 15, 2008, the Fund’s Board of Directors approved the Fund entering into a Capital Support Agreement (the “Agreement”) with The Bank of New York Mellon Corporation (“BNY Mellon”) intended to support the value of the note issued by Lehman Brothers Holdings, Inc. that is owned by the Fund. Pursuant to the Agreement, BNY Mellon has agreed to provide capital support to the Fund, subject to a maximum amount of one-hundred percent (100%) of the outstanding principal balance of the Fund’s investment on the note, or any securities or other instruments received in exchange for, or as a replacement of, the note, if any of four specific enumerated events result in the Fund’s net asset value falling below $0.995.

The obligations of BNY Mellon to provide capital support shall terminate upon the earliest to occur of one of the five stated conditions under the Agreement.